UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 66899/May 2, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14786

In the Matter of   :
                                                                    :
TOOLEX INTERNATIONAL N.V.,   :
TOPJOBS.NET PLC,   :   ORDER MAKING FINDINGS AND
TRIBRIDGE ENTERPRISES CORP. (n/k/a   :   REVOKING REGISTRATION
   NORTHERN LION GOLD CORP.),   :   BY DEFAULT
TROPIKA INTERNATIONAL LTD.,   :
TSUNAMI MEDIA CORP.,   :
T.Z.F. INTERNATIONAL INVESTMENTS, INC., and :
VANTAGE ENTERPRISES CORP. (n/k/a   :
   AFRICAN GEMSTONES LTD.)   :

SUMMARY

This Order revokes the registration of the registered securities of Toolex International N.V. (Toolex).[1] The revocation is based on Toolex's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on March 6, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Toolex is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Toolex was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by April 1, 2012.[2] To date, it has failed to file an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. §

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[1] The proceeding has ended as to topjobs.net PLC, Tropika International Ltd., Tsunami Media Corp., T.Z.F. International Investments, Inc., and Vantage Enterprises Corp. (n/k/a African Gemstones Ltd.). Toolex Int'l N.V., Exchange Act Release No. 66694 (A.L.J. Mar. 30, 2012). Tribridge Enterprises Corp. (n/k/a Northern Lion Gold Corp.) remains in the proceeding.

[2] Toolex was served with the OIP by USPS registered mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii), (iv).

201.220(b). Thus, Toolex has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Toolex is in default, and the undersigned finds that the allegations in the OIP are true as to it. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Toolex, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Toolex (CIK No. 1012370)[3] is a Netherlands company located in Veldhoven, the Netherlands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended December 31, 2000, which reported a net loss of over $13 million for the prior twelve months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Toolex violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the registered securities of Toolex will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Toolex's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Toolex International N.V. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge